January 28, 2026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in the Quarterly Report on Form 10-Q for the quarter ended December 31, 2025 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Microsoft Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended December 31, 2025, which was filed with the Securities and Exchange Commission on January 28, 2026.

Sincerely,

MICROSOFT CORPORATION

By: /s/ Keith R. Dolliver

Name: Keith R. Dolliver

Title: Deputy General Counsel and Corporate Secretary